Exhibit 99.1
NOTICE OF ADJOURNMENT OF ANNUAL GENERAL MEETING OF
SHAREHOLDERS FROM DECEMBER 12, 2008 TO DECEMBER 19, 2008
The Annual General Meeting of Shareholders of Ninetowns Internet Technology Group Company Limited (the “Company”) which was scheduled for 2:00 p.m. on December 12, 2008 at 22nd Floor, Building No.1, Capital A Partners, No. 20 Gong Ti East Road, Chaoyang District, Beijing 100020, The People’s Republic of China has been adjourned to 2:00 p.m. on December 19, 2008 at the same location.
If you have already returned a Proxy Form for the original meeting, there is no need to return a new Proxy Form for the adjourned meeting.
Copies of the Company’s annual report for the fiscal year ended December 31, 2007 may be viewed at our website at www.ninetowns.com/english.